SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.
(Name of Issuer)

Ordinary Shares, NIS 1.00 par value
(Title of Class of Securities)

346414105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

⌧ Rule 13d-1(c)

☐ Rule 13d-1(d)

**
There is no CUSIP number assigned to the Ordinary Shares, NIS 1.00 par value (the “Ordinary Shares”) of Formula Systems (1985) Ltd. (the “Issuer”). CUSIP number 346414105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “FORTY.” Each of the ADSs represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 346414105

1	NAMES OF REPORTING PERSONS
Clal Insurance Enterprises Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
808,061 Ordinary Shares*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
808,061 Ordinary Shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
808,061 Ordinary Shares*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 4.
** Based on 15,332,667 Ordinary Shares issued and outstanding as of April 30, 2023 (as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2023).

Item 1.

(a)	Name of Issuer: FORMULA SYSTEMS (1985) LTD. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

Item 2.

(a)
Name of Person Filing:

Clal Insurance Enterprises Holdings Ltd. (“Clal” or the “Reporting Person”). Clal, an Israeli public corporation, may be deemed to beneficially own the Ordinary Shares reported in this Statement. See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence: Clal Insurance Enterprises Holdings Ltd. – 36 Raul Walenberg St., Tel Aviv 66180, Israel

(c)	Place of Organization: Israel.

(d)	Title of Class of Securities: Ordinary Shares, NIS 1.00 par value (the “Ordinary Shares”).

(e)
CUSIP Number:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 346414105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “FORTY.” Each of the ADSs represents one Ordinary Share.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

All of the 808,061 Ordinary Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by Clal, that it is the beneficial owner of any of the Ordinary Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover page hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which are incorporated herein.

Item 5.
Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.
Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

By:	/s/ Eran Czerninski /s/ Barak Benski
Eran Czerninski and Barak Benski
Eran Czerninski and Barak Benski, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD.